Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

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Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

May 22, 2019

Jim Allegretto

Adam Phippen

Lilyanna Peyser

Scott Anderegg

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grocery Outlet Holding Corp. –Registration Statement on Form S-1 (CIK No. 0001771515)

Ladies and Gentlemen:

On behalf of Grocery Outlet Holding Corp. (the “Company”) and in connection with the Registration Statement on Form S-1 (File No. 333-231428), initially filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2019 (the “Registration Statement”), we hereby submit Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated May 14, 2019 (the “comment letter”), relating to Amendment No. 1 to the draft registration statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted for review by the staff of the Commission (the “Staff”) on May 2, 2019, and to otherwise update its disclosure.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as a clean copy of Amendment No. 1, a copy marked to show all changes from the Draft Registration Statement and a copy marked to show all changes from the Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Our Competitive Strengths, page 3

1.

We reviewed your response to comment 2. It appears your disclosure of incremental adjusted EBITDA represents a forward-looking non-GAAP measure. If you do not agree, please explain in more detail. Please note that Item 10(e)(i)(B) requires a schedule or other presentation detailing the differences between forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measures. If the GAAP financial measure is not accessible on a forward-looking basis, that fact and reconciling information that is

NEW YORK        BEIJING        HONG KONG         HOUSTON        LONDON        LOS ANGELES        SÃO PAULO         TOKYO        WASHINGTON, D.C.

unavailable without an unreasonable effort should be disclosed. The probable significance of information that is unavailable should also be disclosed. Please tell us your consideration of providing the required disclosures.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 to explain why a reconciliation of incremental adjusted EBITDA is not possible without unreasonable effort and to describe the probable significance of the unavailable information.

Executive Compensation

2018 Annual Incentive Plan , page 108

2.

We note your response to comment 8 and your revised disclosure. We also note that a portion of the payments under the plan are based on an executive’s performance in his “executives area of functional responsibility.” Please expand your disclosure to provide additional detail concerning these performance measures. If these are objective performance measures, please describe the relevant goals, and if they are subjective measures, please describe them and state that they are subjective.

The Company has revised its disclosure on page 110 in response to the Staff’s comment.

Exclusive Forum , page 134

3.

We note your response to comment 10 and your revised disclosure. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any derivative action. Please revise to state whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company has revised its disclosure on pages 43, 140 and 141 to state that the forum selection provisions in the Company’s amended and restated bylaws will not apply to actions arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Company’s amended and restated bylaws will provide that unless the Company consents in writing to the selections of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Consolidated Financial Statements

2. Independent Operator Notes and Receivables, page F-17

4.

As previously requested, please explain the reason(s) behind the percentage of allowance and accruals on independent operator receivables and notes on the current and long-term portions, respectively. Please tell us whether the allowance covers independent operators that are still in operation or whether the allowance is intended to provide for operations that have been discontinued. Please also help us understand why write-offs consistently lag the previous provision(s). We finally note that you have presented the activity in the allowance on page F-18 and that the provision has decreased in each of the last 2 years. Given the importance of the ability to collect independent operator receivables and notes, please provide an analysis in management’s discussion of the reasons behind the decreasing trend. Given the allowance as a percentage of receivables and notes have decreased in the most recent fiscal year end, please show us how the allowance is an appropriate quantitative reflection of losses inherent in the portfolio as of the balance sheet dates. We may have further comment.

The Company has revised its disclosure on pages 69 and 74 in response to the Staff’s comment.

The Company advises the Staff that it books an allowance against independent operator (“IO”) notes and receivables when the Company believes it becomes probable that an IO who is currently operating a store is at risk of not being able to ultimately repay the notes and receivables balance. The Company monitors and evaluates the operating performance and financial health of IOs, including store performance, the impact of inflationary cost headwinds. The Company then assesses the associated impact on the collectability of IO notes and receivables, recording an initial reserve or adjusting the reserve accordingly. The Company typically applies an initial reserve percentage ranging from 50%-75% based on an evaluation of the IO’s overall credit quality, the estimated value of the underlying collateral and historical collections experience of stores with similar economic performance. The Company continuously assesses the performance of these IOs and adjusts the reserve rate accordingly. If the IO exits the system, the Company increases the reserve to 100% based on its historical collections experience. Overall, the allowance primarily relates to current IOs that are still in operation. The Company has a historical practice of working with the IOs to improve operations to a point where they can potentially repay the amounts outstanding.

Amounts are written-off when IOs who were previously reserved for exit the system and ultimately are deemed to have outstanding notes and receivables that are uncollectible. The final collectability conclusion is reached after the collection period is resolved and thus the write-offs lag the current assessment of the Company’s initial incurred loss, which can span several years. Collection once an IO leaves the system is unlikely based upon the Company’s historical experience, however, the Company pursues collection until a determination is made that it has exhausted all reasonable collection efforts. Over the last three years, during which period the Company has experienced significant store growth, the current provision recognized outpaced the historical reserves for which the Company has determined are ultimately uncollectible and written off in the current year.

11. Earnings Per Share Attributable to Common Stockholders, page F-30

5.

We reviewed your response and revisions in response to comment 11. Given you incurred an explicit cost for part of the year to finance the dividend, please tell us your consideration of adjusting the numerator to assume no interest was paid on the term loan since your calculation assumes shares were issued at the beginning of the period.

The Company has revised its disclosure on page F-30 in response to the Staff’s comment.

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours, /s/ William B. Brentani
William B. Brentani

cc:	Eric J. Lindberg, Jr., Chief Executive Officer,

Pamela B. Burke, Chief Administrative Officer, General Counsel and Secretary

Grocery Outlet Holding Corp.

Bruce K. Dallas,

Davis Polk & Wardwell LLP